

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 30, 2008

Mr. Norman F. Swanton
President and Chief Executive Officer
Warren Resources, Inc.
1114 Avenue of the Americas, 34th Floor
New York, NY 10036

>   **Re: Warren Resources, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 4, 2008**
>   **File No. 001-34169**

Dear Mr. Swanton:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business and Properties, page 4

California Projects, page 6

1.   We note the significant portion of your proved reserves that are undeveloped in the Wilmington Townlot Unit and the North Wilmington Unit. Please furnish to us the petroleum engineering reports – in hard copy and electronic format - you

used as the basis for your year-end 2007 proved reserve disclosures. Please ensure that the report includes:

a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;
b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;
c) Individual income forecasts for each well/pattern in the WTU and North Wilmington Unit. Include an AFE for each type of well in the development plan for the two units;
d) Engineering exhibits (e.g. maps, performance plots, volumetric calculations) for each of the two units. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for secondary recovery operations in the two units as well as analogies and other support for your assumed drainage areas and recovery efficiencies.

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Ronald M. Winfrey

2.   We note your references on pages 6 and 7 to your secondary/tertiary recovery plans. Please describe your activities to date in this regard as prescribed by the Instruction 3 to Item 102 of Regulation S-K.

Oil and Gas Reserve Information, page F-36

Changes in Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves , page F-39

3.   FAS 69, paragraph 33(g) specifies the line item "Previously estimated development costs incurred during the period." for the reconciliation of changes to the standardized measure. We note the omission of this item from your document. With a view toward possible disclosure, please explain to us how you will comply with FAS 69.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief